As Filed with the Securities and Exchange Commission on December 30, 2004.
                                                          Registration No.  333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                           DIGIWAVE TECHNOLOGIES INC.
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                Republic of Korea
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
               (Address, including zip code, and telephone number,
        including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           [_]immediately upon filing
                             [_]on (Date) at (Time)

             If a separate statement has been filed to register the
                 deposited shares, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================

                                                                             Proposed maximum     Proposed maximum       Amount of
           Title of each class of                          Amount            Aggregate price     aggregate offering    registration
        Securities to be registered                   to be registered         per unit(1)           price (1)              fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American        10,000,000                 $.05               $500,000             $63.35
Depositary Receipts, each American Depositary Share      American
evidencing twenty (20) common shares of Digiwave        Depositary
Technologies Inc.                                         Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                    Location in Form of
         -----------------------                    American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

(1)  Name and address of Depositary                 Introductory Paragraph

(2)  Title of American Depositary Receipts and      Face of American Depositary
     identity of deposited securities               Receipt, top center

     Terms of Deposit:

     (i)    The amount of deposited securities      Face of American Depositary
            represented by one unit of American     Receipt - upper right corner
            Depositary Shares

     (ii)   The procedure for voting, if any, the   Paragraphs (15) and (16)
            deposited securities

     (iii)  The collection and distribution of      Paragraphs (12), (14)
            dividends                               and (15)

     (iv)   The transmission of notices, reports    Paragraphs (11), (15)
            and proxy soliciting material           and (16)

     (v)    The sale or exercise of rights          Paragraph (13)

     (vi)   The deposit or sale of securities       Paragraphs (12) and (17)
            resulting from dividends, splits or
            plans of reorganization

     (vii) Amendment, extension or termination of Paragraphs (20) and (21) the Deposit Agreement

     (viii) Rights of holders of receipts to        Paragraph (11)
            inspect the transfer books of the
            Depositary and the list of holders
            of receipts

     (ix)   Restrictions upon the right to deposit  Paragraphs (2), (3), (4),
            or withdraw the underlying securities   (5), (6) and (8)

         Item Number and Caption                    Location in Form of
         -----------------------                    American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

     (x)    Limitation upon the liability of the    Paragraphs (13) and (18)
            Depositary

(3)  Fees and Charges                               Paragraph (7)

Item 2. Available Information

         Item Number and Caption                    Location in Form of
         -----------------------                    American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

2(a) Statement that Digiwave Technologies Inc.      Paragraph (11)
     furnishes the Commission with certain
     public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports and documents can be inspected by holders of American Depositary
     Receipts and copied at public reference
     facilities maintained by the Commission
     in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Digiwave Technologies Inc. (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of ____________________, 2005, among Digiwave Technologies Inc., The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 30, 2004.

                                                 By:   THE BANK OF NEW YORK,
                                                         as Depositary

                                                 By:    \s\ Andrew J. Zelter
                                                        ------------------------
                                                        Name:  Andrew J. Zelter
                                                        Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Digiwave Technologies Inc. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Republic of Korea on December 30, 2004.

                                                    DIGIWAVE TECHNOLOGIES INC.

                                                By: \s\ Samuel Minje CHO
                                                    ----------------------------
                                                    Name: Samuel Minje CHO
                                                    Title: CEO and President

      Each of the undersigned hereby constitutes and appoints Samuel Minje CHO his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 30, 2004.

Name                              Title
----                              -----

\s\ Samuel Minje CHO              CEO and President
---------------------             (Principal Executive Officer)
Samuel Minje CHO

\s\ Yang Hee LEE                  Director
---------------------             (Principal Financial and Accounting Officer)
Yang Hee LEE

\s\ Seung Jin LEE                 Director
---------------------
Seung Jin LEE

                                  Director
---------------------
Sang Jun PARK

                                  Director
---------------------
Jin Myeong BAEK

\s\ Donald J. Puglisi             Authorized Representative in the United States
---------------------
Puglisi & Associates
By: Donald J. Puglisi
    Managing Director

                                INDEX TO EXHIBITS

Exhibit
Number
------

(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.